UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the Month of July 2015

001-37353

(Commission File Number)

BIONDVAX PHARMACEUTICALS LTD.

(Exact name of Registrant as specified in its charter)

14 Einstein St.

Ness Ziona

Israel 74036

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover

Form 20-F or Form 40-F.

Form 20-F ☑        Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☑

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-N/A

Below is an English translation (from Hebrew) from an immediate report by BiondVax Pharmaceuticals Ltd. as published on the Tel-Aviv Stock Exchange Ltd. and the Israeli Securities Authority on July 7, 2015, in accordance with the Israeli Security Regulations.

Name of holder

IBI Investment House Ltd. – Market maker

The name in English

IBI Investment House Ltd.

Type of holder: Market maker

ID type: Registration number in the Israel Companies Registrar: 520034356

Nationality / country of incorporation or registration: Incorporated in Israel

Does the holder serve as the representative for reporting purposes of several shareholders who, jointly with him / her / it, hold corporation securities Yes

Are the ordinary shares treasury shares No

Security no. on TASE: 1105204

Balance in the previous summary report (the amount of securities): 8,880

Change in the amount of securities: -8,880

Holder's maximum holding percentage during the reported period: 0.00%

Holder's minimum holding percentage during the reported period: 0.00%

Name of holder

IBI Investment House Ltd.

The name in English

IBI Investment House Ltd.

Type of holder: Management companies of mutual investment trust funds

ID type: Registration number in the Israel Companies Registrar: 520034356

Country of incorporation or registration: Incorporated in Israel

Does the holder serve as the representative for reporting purposes of several shareholders who, jointly with him / her / it, hold corporation securities Yes

Are the ordinary shares held treasury shares No

Security no. on TASE: 11054204

Balance in the previous summary report (the amount of securities): 9,290,757

Change in the amount of securities: -224,927

Holder's maximum holding percentage during the reported period: 3.85%

Holder's minimum holding percentage during the reported period: 3.76%

* The maximum and minimum holding percentages are calculating on a fully diluted basis

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BiondVax Pharmaceuticals Ltd.

Date: July 8, 2015	By:	/s/ Ron Babecoff
Ron Babecoff
Chief Executive Officer

3